Exhibit 99.2

Bragg Gaming Group Inc.
(the “Company”)

REPORT OF VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS
HELD ON JUNE 17, 2025

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this is a report on the matters put to a vote at the annual general meeting of the shareholders of the Company (“Shareholders”) held on Tuesday, June 17, 2025 (the “Meeting”). Each of the matters set out below are described in greater detail in the Company’s management information circular dated May 12, 2025, which is available on the Company’s SEDAR+ profile at www.sedarplus.ca. All matters that were placed before the Shareholders for consideration at the Meeting were approved.

		Outcome of Vote	Vote For	Vote Against
1.	The election of the following directors:
(a)	Matevž Mazij	Approved	6,900,656	526,625
			92.91%	7.09%
(b)	Holly Gagnon	Approved	7,224,826	202,454
			97.27%	2.73%
(c)	Mark Clayton	Approved	7,208,598	218,682
			97.06%	2.94%
(d)	Kent Young	Approved	6,994,794	432,486
			94.18%	5.82%
(e)	Don Roberston	Approved	7,225,984	201,296
			97.29%	2.71%
(f)	Ron Baryoseph	Approved	7,422,052	5,228
			99.93%	0.07%

		Outcome of Vote	Vote For	Vote Withheld
2.	The re-appointment of MNP LLP of Toronto, Ontario as auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration.	Approved	8,961,990 97.49%	230,522 2.51%

DATED this 17th day of June, 2025

BRAGG GAMING GROUP INC.

(signed) “Tommaso Di Chio”
Tommaso Di Chio Chief Legal and Compliance Officer